Exhibit 4.4

Material Transfer

and

License Option Agreement

between

Helix BioPharma Corporation

and

Schering Corporation

December 2000

CONFIDENTIAL TREATMENT REQUESTED

INFORMATION FOR WHICH CONFIDENTIAL TREATMENT HAS BEEN REQUESTED IS OMITTED AND IS IDENTIFIED BY THREE ASTERISKS, AS FOLLOWS “* * *”, AN UNREDACTED VERSION OF THIS DOCUMENT HAS BEEN FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION.

MATERIAL TRANSFER & LICENSE OPTION AGREEMENT

This Agreement, effective the latest of the signature dates, is by and between the following parties:

Helix BioPharma Corp., having a principal place of business at 3-305 Industrial Parkway South, Aurora, Ontario  L4G 6X7, Canada (hereinafter referred to as “Helix”); and

Schering Corporation, having a principal place of business at 2000 Galloping Hill Road, Kenilworth, New Jersey 07033 (hereinafter referred to as “Schering”).

WHEREAS, Schering has developed certain Material and Proprietary Information (each as defined below) and desires to protect its proprietary rights in and to the Material and Proprietary Information;

WHEREAS, Helix has developed certain Proprietary Information, which includes the Biphasix Technology (as defined below), and desires to protect its proprietary rights in and to the Proprietary Information;

WHEREAS Helix desires to obtain quantities of the Material from Schering for use in the development of a topical formulation using Helix’ proprietary Biphasix technology; and

WHEREAS Schering, being the owner of the entire right, title and interest in the Material, is willing to provide Helix with the Material for the sole purpose of conducting such Development Program;

NOW, THEREFORE, in consideration of the transfer of Material to Helix and to protect the interests and rights of Schering and Helix, the parties have agreed to the following:

1.         Definitions:

“Affiliate” shall mean any individual or entity directly or indirectly controlling, controlled by or under common control with, a party to this Agreement.  For purposes of this Agreement, the direct or indirect ownership of fifty percent (50%) or more of the outstanding voting securities of an entity, or right to receive fifty percent (50%) or more of the profits or earning of an entity shall be deemed to constitute control.  Such other relationship as in fact results in actual control over the management, business and affairs of an entity shall also be deemed to constitute control.

“Agreement Product” shall mean a topical formulation of interferon alpha-2b, recombinant, formulated using Biphasix Technology.

“Biphasix Technology” shall mean the Helix Patents, the subject matter claimed in the Helix Patents and all of Helix’ know-how related to the practice of such subject matter.

“Development Program” shall mean all the work necessary to prepare a dossier that would be acceptable to the Canadian Health Protection Branch (“Health Canada”), the European Union’s Committee for Proprietary Medicinal Products (“CPMP”) and the US Food and Drug Administration (“FDA”) for regulatory approval of the Agreement Product for the treatment of

genital warts due to HPV infection (the “Primary Indication”) and cervical dysplasia (the “Secondary Indication”).   The Development Program shall include, without limitation all preclinical, clinical, pharmacokinetic and toxicology studies necessary to support such regulatory approvals for the Agreement Product.

“Helix Patents” shall mean the U.S. patent applications and patents listed on Exhibit A and all divisions, continuations, continuations-in-part, reexaminations, reissues, extensions, registrations and supplementary protection certificates thereof, and all corresponding foreign patent applications and patents.

“Material” shall mean interferon alpha-2b, recombinant, meeting the specifications identified in Exhibit B.

“Proprietary Information” shall mean know-how and data, as well as trade secrets, technical information, tangible materials, records and other proprietary technology belonging to one party which is provided to the other party pursuant to this Agreement.  Schering’s Proprietary Information shall include, without limitation, any of Schering’s assays, test procedures, specifications, reference standards, data, processes or methods relating to the Material or its use, which may be provided to Helix under this Agreement.  Helix’s Proprietary Information shall include, without limitation, all assays, test procedures, specifications, reference standards, data, processes or methods relating to the Biphasix Technology or its use, which may be provided to Schering under this Agreement.

2. Schering shall provide to Helix, without charge, sufficient quantities of the Material to enable Helix to conduct the Development Program; provided that Schering’s obligation to provide Material shall not exceed an aggregate total of *** without Schering’s prior written approval.  The Material shall be manufactured in compliance with current Good Manufacturing Practices (as established pursuant to the U.S. Food, Drug and Cosmetics Act or otherwise by the U.S. Food and Drug Administration).  The Material is owned by Schering and shall remain the property of Schering.  Helix shall be responsible for the control of the Material, which shall be stored in a locked, secured area, and shall not distribute or release the Material to any third party, except as necessary for the performance of the Development Program, without the prior written permission of Schering.

3.      The Material shall be used by Helix solely in performance of the Development Program and Helix shall not use any of the Material for any other purpose without the prior written approval of Schering.  The Development Program shall be conducted by Helix in accordance with the plan described in Exhibit C, which shall be reviewed and approved in advance by Schering.  Any material changes to the Development Program shall require Schering’s prior written approval.  Helix shall use diligent efforts to conduct the Development Program and maintain records and data during and after the term or early termination of this Agreement in compliance with all applicable legal and regulatory requirements, including without limitation, any applicable requirements of the FDA.  Helix shall be solely responsible for the costs and expenses of performing the Development Program.

4. This Agreement, including the resulting transfer of Material, constitutes the grant of the limited right to Helix to use the Material solely to conduct the Development Program.  Helix shall have no right to sublicense, assign or transfer any of its rights in the Material to any third party.  Schering shall be free, in its sole discretion, to use the Material for its own purposes and to distribute the Material to other parties.

5.      In consideration for the supplies of Material being provided by Schering hereunder, Helix hereby grants to Schering an exclusive option and right of first refusal to obtain a worldwide, exclusive license to make, have made, import, export, use, offer for sale and sell pharmaceutical products containing alpha interferon in combination with the Biphasix Technology, including without limitation, the Agreement Product (the “Option”).  Schering may exercise the Option, in its sole discretion, at any time during the Option Period (as defined below), by providing Helix with written notice to that effect.  The “Option Period” shall mean the period extending from the Effective Date until the date which is sixty (60) days after Schering receives notice, as required under Section 8(a), of the successful completion of Phase III clinical trials for the Agreement Product under the Development Program.

(a)    Upon exercising the Option, the parties shall have a period of ninety (90) days (the “Negotiation Period”) to negotiate in good faith and enter into a mutually acceptable license agreement for the Agreement Product (the License Agreement”).  The License Agreement shall incorporate the basic business terms set forth in Exhibit D, and such other terms and conditions, consistent with the basic business terms, as are reasonable and customary in the industry for such agreements.

(b)    Schering shall have no obligation to enter into the License Agreement (nor any obligation to make a determination of whether to enter into the License Agreement) prior to its exercising the Option in accordance with this Section 5.

(c)    In the event that Schering does not exercise the Option during the Option Period, then the Option shall expire upon expiration of the Option Period.

(d)    During the Option Period and the Negotiation Period, Helix shall not grant or offer to grant a license, or assign, transfer or otherwise convey any rights, title or interest in or to the Agreement Product, or under any patent applications or patents owned or controlled by Helix which have claims covering the Agreement Product, its manufacture or use, to any third party.  In addition, during the Option Period and the Negotiation Period, Helix will not discuss or evaluate a possible business relationship with any third party, or grant any licenses or other rights to any third party, relating to the use of Biphasix Technology in combination with  alpha interferon, nor enter into or make any understandings or agreements with a third party which would otherwise diminish the rights granted to Schering under this Agreement, without the prior written consent of Schering.  Nothing herein shall be construed as limiting Helix’ right to use the Biphasix Technology in connection with compounds other than alpha interferon, or to make the Biphasix Technology available to third parties for use in combination with compounds other than alpha interferon.

6.      Each party shall preserve any and all Proprietary Information received from the other party as confidential and shall not use any such Proprietary Information except as necessary to conduct the Development Program or as otherwise expressly permitted hereunder.  The obligations of confidentiality and non-use under this Agreement shall continue for a period of ten (10) years after the expiration or termination of this Agreement, at which time it will cease.  In the event the Proprietary Information is disclosed to the receiving party in a manner other than in writing, it shall be reduced to written form, marked “Confidential” and transmitted to the receiving party within fifteen (15) business days of the initial disclosure.  These confidentiality and non-use restrictions shall not apply to any Proprietary Information:

(a)   which is known by the receiving party prior to its communication by the disclosing party, as evidenced by the receiving party’s written business records;

(b)   which is a matter of public knowledge at the time of such disclosure by the disclosing party;

(c)   which is a matter of public knowledge, without fault on the part of the receiving party, subsequent to disclosure by the disclosing party.

(d)   which is disclosed to the receiving party by a third party lawfully having possession of such Proprietary Information without an obligation of confidentiality to the disclosing party;

(e)   which is independently developed by the receiving party, or its parent corporation or their respective Affiliates, without the aid, application or use of the disclosing party’s Proprietary Information (and/or in the case of Helix the Material) provided to the receiving party hereunder (and such independent development can be properly demonstrated by the receiving party); or

(f)   which is required by law, regulation, rule, act, or order of any governmental authority or agency to be disclosed; provided, however, that the party required to disclose immediately notify the other party upon receiving notice of requirement to disclose.

7.      Helix shall use the Material in compliance with Good Laboratory Practices and Good Clinical Practices (as set forth in the ICH guidelines) and all applicable laws, rules and governmental regulations.  Helix represents and warrants that it will not use in any capacity, in connection with the activities to be performed under this Agreement, any individual or entity who has been debarred pursuant to the Federal Food, Drug and Cosmetic Act, as amended.  THE MATERIAL IS PROVIDED WITHOUT WARRANTY OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR ANY OTHER WARRANTY, EXPRESS OR IMPLIED.  SCHERING MAKES NO REPRESENTATION OR WARRANTY THAT USE OF THE MATERIAL WILL NOT INFRINGE ANY PATENT OR OTHER PROPRIETARY RIGHT OF ANY THIRD PARTY.

8. Helix shall keep Schering informed of the progress of the Development Program by providing semi-annual written reports containing sufficient information to enable Schering to monitor the progress and outcome of the Development Program. Helix shall provide Schering with a written final report within sixty (60) days after completion of the Development Program or termination of this Agreement.

(a)    Helix shall provide written notice to Schering upon the successful completion of Phase III clinical trials for the Agreement Product.  Such notice shall include a detailed report of the data and results of all pre-clinical, clinical and toxicology studies involving the Agreement Product sufficient to enable Schering to independently evaluate the outcome of such studies.  The Option Period described in Section 5 shall begin upon receipt by Schering of such notice.

(b)    During the Option Period Schering will be permitted to conduct a due diligence review of the Agreement Product and the Development Program to enable it to determine whether or not to exercise the Option.  Upon request, Helix shall provide Schering with reasonable cooperation in the performance of such due diligence, which shall include providing Schering access to any additional data, information and results relating to the results of the Development Program which may be reasonably necessary to complete the diligence evaluation.

9. Any new invention, development, biological material or discovery, whether patentable or not, resulting from the performance of the Development Program, or from the use of Schering’s Proprietary Information or the Material by Helix in connection therewith, or otherwise relating to the Agreement Product shall be promptly disclosed in writing to Schering (individually and collectively referred to herein as “Invention”).  The parties acknowledge and agree that all rights, title and interest in and to any Inventions shall be governed by the following terms:
(i)	Inventions that relate solely to alpha interferon and/or the Material shall be solely owned by Schering (“Schering Inventions”);

(ii)	Inventions that relate solely to the Biphasix Technology shall be solely owned by Helix (“Helix Inventions”); and

(iii)
Inventions which relate to the combination of the Biphasix Technology with alpha interferon and/or the Material shall be jointly owned by the parties (“Joint Inventions”), subject to the terms and conditions set forth herein.

(a)    Each of Schering and Helix shall have sole responsibility, at such party’s sole discretion and expense, for the preparation, filing, prosecution, maintenance, enforcement and defense of patent applications and patents claiming Schering Inventions or Helix Inventions, respectively.  The other party shall, upon request, reasonably assist such party in connection with such activities.  Reasonable assistance shall include causing the execution of any patent assignments or other documents necessary to perfect the requesting party’s title to the Schering Invention or Helix Invention as applicable.

(b)    In the event of any patentable Joint Invention, the parties shall consult and agree upon mutually acceptable procedures and allocate responsibility for the preparation, filing, prosecution, maintenance, enforcement and defense of patent applications and patents.

(c)    Except as expressly set forth herein, nothing contained in this Agreement shall be deemed to grant or create either directly or by implication, estoppel or otherwise any license, title or other rights under any patents, patent applications or other proprietary interests to any materials, inventions or discoveries of either party.

10.           Helix shall notify Schering within twenty-four (24) hours after learning of any serious and/or unexpected adverse drug reaction affecting any patient in the Development Program.  Helix further agrees to follow up such notification of adverse drug reaction with appropriate reports in compliance with all applicable legal and regulatory requirements.  Helix shall provide such notification to: Schering Corporation, 50 Lawrence Road, Springfield, NJ  07081-3121, Attention:  Senior Director – Medical and Safety Services, Telephone No.: (973) 921-7400, Facsimile No.: (973) 921-7424

11.           Schering shall indemnify, defend and hold harmless Helix and its Affiliates, and their respective directors, officers, agents, and employees from and against any demands, claims, actions, proceedings or costs of judgments which may be made or instituted against any of them by reason of personal injury (including death) to any person, or damage to property, to the extent caused by the use of the Material to conduct the Development Program.  Notwithstanding the foregoing, Schering shall have no indemnification obligation or liability and Helix shall indemnify, defend and hold harmless Schering, its parent corporation and Affiliates, and their respective officers, directors, agents, and employees with respect to any demands, claims, actions, proceedings or costs of judgments which may be made or instituted against any of them by reason of personal injury (including death) to any person, or damage to property, to the extent caused by: (i) failure of Helix to comply with any applicable FDA or other governmental or state requirements, law, rules or regulations applicable to the performance of its obligations under this Agreement; (ii) the breach by Helix of nay of its covenants, representations or warranties under this Agreement; or (iii) a negligent act or omission or willful misconduct by Helix, its directors, officers, agents or employees related to the performance of the Development Program.

12.           This Agreement shall terminate upon expiration of the Option Period.  In addition, either party shall have the right to terminate this Agreement upon thirty (30) days’ written notice in the event of a material breach of this Agreement by the other party; unless the breach is cured during such thirty (30) day period.  Notwithstanding the foregoing, Sections 6, 7, 8, 9, 10, 11, 13, 14, 15, 16 and 17, and any other applicable provisions extending into the future shall survive the termination or expiration of this Agreement.  Upon completion of the Development Program, or the earlier termination of this Agreement, Helix shall cease use of and shall, at Schering’s election, return to Schering or destroy any unused Material.  Upon request, each of Schering and Helix shall return to the other party all copies of the requesting party’s Proprietary Information in its possession, except for one archival copy which may be retained by it for purposes of identifying its obligations under this Agreement.

13.            Neither party shall use the name of the other party (or the name of Schering, its parent corporation or their respective Affiliates) for promotional purposes without the prior written consent of the party whose name is proposed to be used.  The parties agree that on or after the Effective Date that Helix may issue an initial press release as set forth in Exhibit E.  No other news release, publicity or other public announcement, either written or oral, regarding the terms and/or existence of this Agreement, or performance hereunder, shall be made by Schering or Helix without the prior written approval of the other party; provided, however, that nothing herein will be deemed to prevent either party from making such disclosures to the extent required under applicable federal, state or provincial securities laws or any rule or regulation of any nationally recognized securities exchange (including, without limitation, the Toronto Stock Exchange), provided same is accurate and complete.  In such event, however, the disclosing party shall use good faith efforts to consult with the other party prior to such disclosure and where applicable, shall request confidential treatment to the extent available.

14.           This Agreement is not assignable by either party, whether by operation of law or otherwise, without the prior written consent of the other party.

15.           This Agreement shall be governed by and construed in accordance with the laws of New York, excluding the choice of law provisions.

16.           This Agreement is intended to be severable.  Should any part or provision of this Agreement be found to be unenforceable or invalid for any reason, the remaining parts and provisions will remain in effect.

17.           This Agreement constitutes the entire understanding of the parties with respect to the subject matter hereof and hereby supersedes and replaces all prior agreements and understandings with respect to the Material, and may be modified only with written permission of both parties.

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed by duly authorized representatives as of the last date written below.

HELIX BIOPHARMA CORP.                                                                        SCHERING CORPORATION

By:                 /s/ Donald Segal                                   By:                  /s/ David Poorvin

Name:            Donald Segal                                         Name:             David Poorvin

Title:              Executive Vice-President                                                         Title:               Vice President

Date:              December 18, 2000                                                                    Date:              December 13, 2000

Exhibit A

Patents and Patent Applications (U.S.)

Title	Application No.	Patent No. / Status
Biphasic Multilamellar Lipid Vesicles	08/872,068	5,853,755
Method for Preparing Biphasic Multilamellar Lipid Vesicles	09/042,097	5,993,851
Topical Patch for Liposomal Drug Delivery System	08/342,962	5,718,914
Composition and Method for Dermal and Transdermal Administration of a Cytokine	09/216,500	Pending
Biphasic Lipid Vesicle Composition for Transdermal Administration of an Immunogen	09/141,875	5,993,852
Composition for Transdermal and Dermal Administration of Interferon-alpha	60/195,549	Pending
Composition for Transdermal Administration of Insulin	60/195,401	Pending
Delivery of Polynucleotides Using Biphasic Lipid Vesicles	60/195,945	Pending

Exhibit B

Specification Limits/Ranges for Material (interferon alpha-2b)

***

Exhibit C

Development Program

***

Exhibit D

Basic Business Terms for a License Agreement

Grant:
Exclusive right to make, have made, import, export, use, offer for sale and sell pharmaceutical formulations of alpha interferon, including without limitation interferon alpha-2b, utilizing the Biphasix Technology within the Field, with right to sublicense.

Field:	Topical alpha interferon formulations

Territory:                Worldwide

Duration:                Life of patents

License fees:                         $250K              Exercise of option (within 60 days of phase III completion)
$500K                      NDA filing in the US for Primary Indication
$500K                      HRD filing in the EU for Primary Indication
$2.0M                      NDA approval in the US for Primary Indication
$1.0M                      HRD approval in the EU for Primary Indication
$2.0M                      NDA approval in the US for Secondary Indication
$1.0M                      HRD approval in the EU for Secondary Indication

$3.0M                      When Net Sales first reach $50M/yr.
$5.0M                      When Net Sales first reach $100M/yr.
$8.0M                      When Net Sales first reach $150M/yr.
--------
$23.25M                  Total fees

(Each of the above license fees shall only be payable once on the first occurrence of the relevant triggering event.)

Royalty:                 5%  on Net Sales up to $50M
6%  on Net Sales between $50-$100M
7%  on Net Sales over $100M

Exhibit E

Form of Initial Press Release

HELIX BIOPHARMA GRANTS BIPHASTX™ LICENSE OPTION TO SCHERING-PLOUGH

Helix BioPharma today announced that it has signed an agreement with Schering-Plough Corporation of Kenilworth, N.1, which grants Schering-Plough the option to obtain an exclusive worldwide license to use Helix BioPharma's BIPHASIX™ technology in pharmaceutical products containing alpha interferon. As part of the license option, Schering-Plough will supply
Helix BioPharma, at no charge, with a quantity of interferon alfa-2b for use in Helix BioPharma's planned development program for an interferon alfa-2b BIPHASIX™ cream for the treatment of genital warts and cervical dysplasia.

Schering-Plough' s option may be exercised at any time up to a specified period following the successful completion of Phase Ill clinical trials. Included in the option agreement are terms for the grant of a license to Schering-Plough that provides for milestone payments and royalties on product sales:

"We are very pleased to have signed this agreement with Schering-Plough, the world leader in the production and marketing of alpha interferon products, and we look forwardto working with them on this important project," said Jerome McElroy, President and Chairman of Helix BioPharma: